SUB-ITEM 77H

The following shareholders held greater than 25% of the outstanding shares of a series of the Trust as of February 28, 2014:

Fund	Shareholder	% held as of 2/28/13

GMO INTL SMALL COMPANIES FUND	ANNE ARUNDEL COUNTY RETIREMENT & PENSION
GMO EMERGING COUNTRIES FUND	FIDELITY INVESTMENTS INSTITUTIONAL

The following shareholders ceased to hold greater than 25% of the outstanding shares of a series of the Trust during the period August 31, 2013 through February 28, 2014:

Fund	Shareholder